OPERATING AGREEMENT

FusionEMS Quantum, LLC

1. Member

Joshua James Wendorf is the sole member and owns 100% of the Company.

2. Management

The Company is manager-managed.

Joshua James Wendorf is the sole Manager and has full authority over all decisions.

3. Authority

The Manager has full authority to operate the Company, enter agreements, and raise capital, including through Regulation Crowdfunding (Reg CF).

4. Investors

Investors in any offering shall not become members of the LLC and shall have no voting or management rights unless explicitly granted in writing.

5. Distributions

Distributions are made at the discretion of the Manager.

6. Governing Law

State of Wisconsin.

Signature:

Joshua James Wendorf

Date: _Joshua James Wendorf_